02033948

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 13, 2002

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ___ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] _N/A_

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

EMBRATEL PARTICIPAÇÕES S/A

PUBLICLY TRADED COMPANY

CNPJ NUMBER 02.558.124/0001-12

RELEVANT FACT

EMBRATEL PARTICIPAÇÕES S/A, in compliance with provision in Paragraph 4 of Article 157 of Act Number 6.404/76, and provision in CVM Instruction Number 358/02, hereby informs its shareholders and the general public that its subsidiary Empresa Brasileira de Telecomunicações S.A. – Embratel entered into Joint Invoicing Agreements with the companies Telemar Norte Leste S.A., Companhia de Telecomunicações do Brasil Central – CTBC Telecom and Telecomunicações de São Paulo S.A. – TELESP. Such Agreements aim to provide users with the option to make payments through one single telecommunications services invoice; they are also part of a range of long-term actions that have been adopted to qualify the Company operations in directly dealing with the mass market. At this point, Embratel does not have the means to precisely evaluate the impact of such Agreements on its default levels, or the time frame for such impact. Further information may be obtained in the Company official documents available on the site www.embratel.com.br/investidores.

Rio de Janeiro, May 9, 2002

José Maria Zubiria Maqueo
Investor Relations Director